                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                              -------------------


                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                               (Amendment No. 4)


                                 Calgene, Inc.
                                (Name of issuer)

                    Common Stock, Par Value $0.001 Per Share
                         (Title of class of securities)

                                  129598 10 8
                     (CUSIP number of class of securities)

                              -------------------

                              R. William Ide, III
                                Monsanto Company
                           800 N. Lindbergh Boulevard
                           St. Louis, Missouri  63167
                                 (314) 694-1000
          (Name, address and telephone number of person authorized to receive notices and communications)

                                    Copy to:
                             Eric S. Robinson, Esq.
                         Wachtell, Lipton, Rosen & Katz
                              51 West 52nd Street
                              New York, NY  10019
                                 (212) 403-1000


                                January 28, 1997
            (Date of event which requires filing of this statement)




           If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box: [ ]


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                              SCHEDULE 13D

CUSIP NO. 129598 10 8
          -----------

1.          Name of Reporting person
            S.S. or I.R.S. identification Nos of above person
                 MONSANTO COMPANY:  43-0420020

2.          Check the appropriate box if a member of a Group      (a)   [  ]
                 N/A                                              (b)   [  ]

3.          SEC Use Only

4.          Source of Funds
                 WC

5.          Check box if disclosure of legal proceedings is
            required pursuant to Item 2(d) or 2(e):                     [  ]
                 N/A

6.          Citizenship or place of organization
                 DELAWARE

7.          Sole Voting Power
                 36,396,114

8.          Shared Voting Power
                 N/A

9.          Sole Dispositive Power
                 36,396,114

10.         Shared Dispositive Power
                 N/A

11.         Aggregate amount beneficially owned by each Reporting Person
                 36,396,114

12.         Check box if the aggregate amount in Row (11) excludes
            certain shares:                                             [  ]
                 N/A

13.         Percent of Class represented by amount in Row (11)
                 54.6%

14.         Type of Reporting Person
                 CO



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           This Amendment No. 4 to Schedule 13D ("Amendment No. 4") amends the Statement on Schedule 13D filed April 10, 1996, and all amendments thereto (the "Schedule 13D") , by Monsanto Company, a Delaware corporation ("Monsanto" or the "Reporting Person"), relating to the Common Stock, par value $0.001 per share (the "Shares"), of Calgene, Inc., a Delaware corporation (the "Company"). Capitalized terms used herein and not defined have the same meanings ascribed to them in the Schedule 13D.

Item 4.    Purpose of Transaction.
-------    -----------------------

Item 4 is hereby amended by adding the following to the end of Item 4:

           On January 28, 1997, a special committee of the Board of Directors of Monsanto authorized Monsanto to make a proposal (the "Proposal") to the Board of Directors of the Company to acquire all of the issued and outstanding Shares not currently owned by Monsanto for $7.25 per Share. The Proposal is conditioned upon the approval by a special committee of disinterested directors of the Board of Directors of the Company (the "Special Committee"). A copy of the press release issued by Monsanto on January 28, 1997 is filed herewith as Exhibit 1 and is incorporated herein by reference. On January 27, 1997, representatives of Monsanto had advised the Board of Directors of the Company that Monsanto was considering making a proposal to acquire the remaining Shares.

Item 7.    Material to be Filed as Exhibits.
-------    ---------------------------------

Exhibit 1  Press Release dated January 28, 1997.


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                                 SIGNATURE

           After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


                                         MONSANTO COMPANY


                                         By: /s/ R. William Ide, III
                                             --------------------------
                                              R. William Ide, III
                                              Senior Vice President,
                                              General Counsel and Secretary

Dated: January 29, 1997



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
                       EXHIBIT INDEX

Exhibit                Description
-------                -----------
   1.                  Press Release dated January 28, 1997



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